Filed Pursuant to Rule 433

Registration Statement No. 333-238458-02

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF
Issuer	Credit Suisse AG (“Credit Suisse”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The VanEck Vectors® Gold Miners ETF (Bloomberg symbol: “GDX”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Capped Value	[$13.90 to $14.30] per unit, a [39.00% to 43.00%] return over the principal amount, to be determined on the pricing date.
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1053092/ 000095010320017065/dp135434_424b2-arn102.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•      Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

 •     Payments on the notes, including repayment of principal, are subject to the credit risk of Credit Suisse. If Credit Suisse becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•      Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the securities held by the Market Measure.

•      The initial estimated value of the notes on the pricing date will be less than their public offering price.

•      If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•      You will have no rights of a holder of the shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•      Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

•      All of the securities held by the Market Measure are concentrated in the gold and silver mining industry.

•      A limited number of securities may affect the level of the underlying index, and the underlying index is not necessarily representative of the gold and silver mining industry.

•      There is no direct correlation between the value of the notes or the price of the Market Measure, on the one hand, and gold and silver prices, on the other hand.

•      NYSE Arca, Inc., the sponsor and compiler of the underlying index, retains significant control and discretionary decision making over the underlying index, which may have an adverse effect on the return of the notes.

•      The performance of the Market Measure may be influenced by gold and silver prices.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary term sheet, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 31, 2020, Product Supplement EQUITY ARN-1 dated August 5, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary term sheet, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary term sheet.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
0.00%	$10.00	0.00%
3.00%	$10.90	9.00%
5.00%	$11.50	15.00%
10.00%	$13.00	30.00%
14.10%	$14.10(1)	41.00%
20.00%	$14.10	41.00%
30.00%	$14.10	41.00%
40.00%	$14.10	41.00%
50.00%	$14.10	41.00%
60.00%	$14.10	41.00%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.